Penfolds
Australia's Most Famous Wine


ROSEMOUNT
ESTATE
The prestige wine of Australia


1843
LINDEMANS
making life more enjoyable


04010689

27 Februrary 2004

The Manager
Stop 3-9
Office of International Corporate Finance
Securities and Exchange Commission
450 Fifth Street N W
WASHINGTON D C 20549

SUPPL

SEC EXEMPTION NO 82-2692

Dear Sir/Madam

PROCESSED
MAR 18 2004
THOMSON FINANCIAL

SOUTHCORP LIMITED - FILE 82-2692
CESSATION OF SUBSTANTIAL SHAREHOLDING – FORM 605

We enclose herewith for filing a copy of the above announcement that was lodged with the Australian Stock Exchange today.

The notice is to be filed with respect to the Company's obligation pursuant to Rule 12g3-2(b). Please acknowledge receipt of this letter by stamping and returning the enclosed copy in the self addressed envelope provided for your convenience.

Yours faithfully
SOUTHCORP LIMITED


SEC MAIL PROCESSING
RECEIVED
MAR 18 2004
WASH. D.C.
181
SECTION

M M HUDSON
COMPANY SECRETARY

Encl

cc: Mark R. Saunders, Global Markets Capital Corp.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1128 Facsimile: +61 2 9465 1182 E-mail: nick.mowat @southcorp.com.au


Australia's Most Famous Wine


ROSEMOUNT
ESTATE


LINDEMANS

27 February 2004

Manager Announcements
Company Announcements Office
Australian Stock Exchange Limited
20 Bridge Street
Sydney NSW 2000

Dear Sir/Madam

CESSATION AS SUBSTANTIAL SHAREHOLDER – FORM 605

Pursuant to Listing Rule 3.19.3 and Section 671B of the Corporations Act, enclosed please find a Form 605 – Notice of Ceasing to be a Substantial Shareholder.

Yours faithfully
SOUTHCORP LIMITED

M M HUDSON
COMPANY SECRETARY

Encl.

SOUTHCORP
Southcorp Limited ABN 80 007 722 643
403 Pacific Highway, Artarmon NSW 2064, P.O. Box 366, Artarmon NSW 1570, Australia
Telephone +61 2 9465 1000 Facsimile: +61 2 9465 1100

Form 605

Corporations Act 2001
Section671B

Notice of ceasing to be a substantial holder

To Company Name/Scheme	SOUTHCORP LIMITED
ACN/ARSN	007 722 643

1. Details of substantial holder(1)

Name	SOUTHCORP LIMITED (and its related bodies corporate, see Annexure A of 5 pages)
ACN/ARSN (if applicable)	007 722 643
The holder ceased to be a substantial holder on (d/m/y)	27 February 2004
The previous notice was given to the company on (d/m/y)	1 March 2001
The previous notice was dated (d/m/y)	1 March 2001

2. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest (2) of the substantial holder or an associate (3) in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change (d/m/y)	Person whose relevant interest changed	Nature of change (4)	Consideration given in relation to change (5)	Class (6) and number of securities affected	Person's votes affected
27/2/04	Southcorp Limited (and its related bodies corporate)	End of restriction period under clause 4.1(b) of a Shareholders' Deed (see Annexure B of 16 pages)	Nil	74,450,814	Nil

3. Changes in association

The persons who have become associates (3) of, ceased to be associates of, or have changed the nature of their association (7) with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A	

4. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Southcorp Limited	403 Pacific Highway, Artarmon NSW 2064

Signature

print name Martin M Hudson capacity Company Secretary

sign here



date 27 February 2004

vxcs S0111288455v1 200977365

Annexure "A" to Form 605

This is Annexure "A" of 5 pages referred to in Form 605 signed by me and dated 27 February 2004.



27 February 2004
Dated

Martin M Hudson

SOUTHCORP LIMITED and its related bodies corporate:

SOUTHCORP LIMITED
B. SEPPELT & SONS LIMITED
BAROSSA VINEYARDS LIMITED
BRENCHLEY PTY LIMITED
CLAYTON VICTORIA HOLDINGS PTY LTD
COLDSTREAM AUSTRALASIA LIMITED
CUPPA CUP VINEYARDS PTY LIMITED
DEVIL'S LAIR PTY LTD (formerly International Beverages Pty Ltd)
G.F. CLELAND & SONS PTY. LTD.
GLENLOTH WINES PTY. LTD.
GLOBAL VINEYARDS BV
GREAT WESTERN SPARKLING WINES PTY LTD (formerly Great Western Champagne Pty Ltd)
IEIRO PTY. LTD.
INTERBEV PTY. LTD.
JAMES HERRICK WINES LTD
KAISER STUHL WINES PTY. LTD.
KILLAWARRA VINTAGE WINES PTY LTD
LEO BURING PTY LTD
LINDEMAN (HOLDINGS) LIMITED
LINDEMANS WINES PTY. LTD.
MAJORCA PTY. LTD.
MCLAREN VALE UNIT TRUST
MEADOWBANK PROPERTIES PTY LTD
MORRIS WHITE AUSTRALIA PTY. LTD.
MORRIS WHITE PTY. LTD.
NEYOG UK LTD (formerly Goyen Control Co UK Limited)
NORTH AMERICA PACKAGING (PACIFIC RIM) CORPORATION
NORTH PARA ENVIRONMENT CONTROL PTY. LTD.
PENFOLDS WINES PTY LTD
PENVAL WINES S.A.S.

PWG VINTNERS USA, INC.

RAL EUROPEAN HOLDINGS LIMITED

RAUST INTERNATIONAL INVESTMENTS B.V.

REI EXECUTIVES SERVICES,INC

RMRE AUSTRALIAN PARTNERSHIP

RMRE, LLC

ROSEMOUNT ESTATE WINES LTD

ROSEMOUNT ESTATES PTY LTD

ROSEMOUNT ESTATES, INC.

ROSEMOUNT GROUP SUPERANNUATION PTY LTD

ROSEMOUNT HOLDINGS SUPERANNUATION PTY TLD

ROSEMOUNT VENTURES AUSTRALIA PTY LTD

ROSEMOUNT VENTURES, INC.

ROSEMOUNT VINEYARDS PTY LIMITED

ROUGE-HOMME WINES PTY LTD

ROXBURGH VINEYARDS PTY LTD

RYECROFT VINEYARDS PTY LTD

SC DE LA BOULANDIERE (formerly SC Domaine de la Boulandiere

SC DU DOMAINE DE LA BOULANDIERE (formerly SCA Domaine de la Boulandiere)

SCA 059G LIMITED

SCA 075G PTY LTD

SCA 246D PTY LTD (formerly Brazier Drum Recyclers Pty Ltd)

SCA 395D PTY LTD

SCA DES GARRIGUES DE TRUILHAS

SCA DU DOMAINE DE LA MOTTE

SCP197 PTY LTD (formerly J Gadsden Pty Ltd)

SCP518 Limited

SCP625 PTY LTD

SCP680 LIMITED

SCP825 PTY LTD (IN ADMINISTRATION)

SCP919 PTY LTD (IN ADMINISTRATION)

SCW040 PTY LTD

SCW165 Pty Ltd

SCW299 PTY LTD

SCW357 PTY LTD

SCW423 LIMITED

SCW654 PTY LTD (IN LIQUIDATION)

SCW706 PTY LTD (IN LIQUIDATION)

SCW725 PTY LTD

SCW802 PTY LTD (IN LIQUIDATION)

SCW809 PTY LTD (IN LIQUIDATION)

SCW904 PTY LTD

SCW905 LIMITED

SCW986 Pty Ltd (IN LIQUIDATION) (formerly Rosemount Investments Pty Ltd)

SEAVIEW WINERY PTY LTD

SEAVIEW WYNN PTY. LTD.

SELION PTY. LTD.

SOUTHCORP ASIA INVESTMENTS PTY LTD

SOUTHCORP AUSTRALIA PTY LTD

SOUTHCORP BRANDS PTY LTD (formerly SCW 945 Pty Ltd)

SOUTHCORP DIRECTORS' RETIRING FUND PTY. LTD.

SOUTHCORP EMPLOYEE SHARE PLAN PTY. LTD.

SOUTHCORP EUROPEAN INVESTMENTS (unlimited liability, not listed) (IN LIQUIDATION)

SOUTHCORP EXECUTIVE SHARE AND OPTION PLAN PTY. LTD.

SOUTHCORP FINANCE EUROPE LIMITED

SOUTHCORP FINANCE LIMITED

SOUTHCORP FINANCE USA, INC.

SOUTHCORP INTERNATIONAL EMPLOYEE EQUITY PLAN LIMITED

SOUTHCORP INTERNATIONAL INVESTMENTS PTY. LTD.

SOUTHCORP INVESTMENTS FRANCE SA

SOUTHCORP INVESTMENTS PTY. LTD,

SOUTHCORP MANUFACTURING PTY. LTD.

SOUTHCORP NZ Pty Ltd

SOUTHCORP PACKAGING SUPERANNUATION FUND PTY. LTD.

SOUTHCORP SUPERANNUATION FUND PTY. LTD.

SOUTHCORP USA HOLDINGS, INC.

SOUTHCORP WHITEGOODS PTY LTD

SOUTHCORP WINE ESTATES, LLC (inc 8/5/97)

SOUTHCORP WINES ASIA PTY. LTD.

SOUTHCORP WINES CANADA, INC. *(amalgamation of North American Packaging Ltd, Southcorp Investments Canada Ltd and Southcorp Wines Canada Inc.)*

SOUTHCORP WINES E-COMMERCE HOLDINGS PTY LTD

SOUTHCORP WINES EUROPE LIMITED

SOUTHCORP WINES NZ LIMITED (amalgamation of Conform NZ Limited, HNZ Limited, SANZ Limited, Southcorp Beverage Packaging Limited, Southcorp NZ Superannuation Fund Limited, Southcorp Water Heaters NZ Limited and Southcorp Wines NZ Limited)

SOUTHCORP WINES PTY. LTD.

SOUTHCORP WINES SUPERANNUATION FUND PTY. LTD.

SOUTHCORP XUK LIMITED (formerly Southcorp UK Limited)

SRP500 PTY LTD

SRP687 PTY LTD

THE INDEPENDENCE WINE COMPANY, LLC

TOLLEY SCOTT & TOLLEY LIMITED

TRUSCO PTY. LTD.

TUMBARUMBA SPARKLING WINES PTY LTD (formerly Tumbarumba Champagne Makers Pty Ltd)

VIGNOBLES JAMES HERRICK SARL

WOODLEY WINES PTY LTD

WYNN WINEGROWERS PTY LTD

WYNNS COONAWARRA ESTATE PTY. LTD.

The following entities were named in tASIC Form 603 dated 1 March 2001 but are no longer related bodies corporate of Southcorp Limited:

SOLAHART INDUSTRIES PTY LIMITED
MILPERRA DEVELOPMENTS PTY LTD
WALLEND PTY LIMITED
SOUTHCORP EUROPEAN INVESTMENTS (DEUTSCHLAND) GMBH
SOUTHCORP UMWELTTECHNIK GMBH
MECAIR SRL
NORTH AMERICA PACKAGING OF PUERTO RICO, INC.
SOUTHCORP USA INVESTMENTS, INC.
SOUTHCORP USA, INC.
SOUTHCORP SERVICES USA, INC.
SOUTHCORP PACKAGING NORTH AMERICA, INC.
SOUTHCORP PACKAGING USA, INC.
AMERICAN WATER HEATER COMPANY
AMERICAN APPLIANCE MANUFACTURING CORP.
GOYEN VALVE CORPORATION
SOLAHART USA, INC.
SOUTHCORP PACKAGING (MALAYSIA) SDN BHD
KIAN JOO-SOUTHCORP SDN BHD
SOUTHCORP INDUSTRIAL TEXTILES SDN. BHD
HOT STREAM STORAGE WATER HEATER (CHENGDU) LIMITED LIABILITY COMPANY
SOUTHCORP CAN (DALIAN) CO. LTD
P.T. RHEEM INDONESIA
SOUTHCORP PACKAGING NZ LIMITED
GOYEN CONTROLS CO. PTY LTD
GADSDEN (SOUTH PACIFIC) LIMITED
JAMES BARNES (MADANG) LIMITED
JAMES BARNES PNG LIMITED
JAMES BARNES TRADING (PNG) LTD
J. GADSDEN PNG LIMITED
SOUTHCORP PACKAGING PNG PTY LTD
JEREMIAH PTY LTD
J. Y. TULLOCH & SONS PTY LTD
ROSEMOUNT INVESTMENTS PTY LTD
SC DU DOMAINE DE LA BOULANDIERE
SCA330F LIMITED
SOUTHCORP IMPORTERS LIMITED

The following entities were not named in the ASIC Form 603 dated 1 March 2001 but are named above as being related bodies corporate of Southcorp Limited

REI EXECUTIVES SERVICES, INC

RMRE AUSTRALIAN PARTNERSHIP

RMRE, LLC

ROSEMOUNT VENTURES AUSTRALIA PTY LTD

ROSEMOUNT VENTURES, INC.

SOUTHCORP WINES ASIA PTY LTD

Annexure "B" to Form 605

This is Annexure "B" of 17 pages referred to in Form 605 signed by me and dated 27 February 2004.

I certify that this is a true copy of the Shareholders' Deed.



27 February 2004	
Dated	Martin M Hudson

Allen Allen & Hemsley

ALLENS
ARTHUR ROBINSON
GROUP

Shareholders' Deed

Reline Pty Ltd

Reline Investments Pty Ltd

Southcorp Limited

Allen Allen & Hemsley
The Chifley Tower
2 Chifley Square
Sydney NSW 2000
Australia
Tel 61 2 9230 4000
Fax 61 2 9230 5333

Table of Contents

Date

February 2001

Parties

1. **Reline Pty Ltd** ACN 001 202 606 of 18 Herbert Street, Artarmon NSW, in its capacity as trustee of the Oatley Trust ***(Reline)***

2. **Reline Investments** Pty Ltd ACN 095 987 367 of 18 Herbert Street, Artarmon, NSW (***Reline Investments***)

3. **Southcorp Limited** ACN 007 722 643 of Level 23, 91 King William Street, Adelaide SA ***(Southcorp)***

Recitals

A Reline has agreed to sell all of the issued shares in the capital of Roxburgh Vineyards Pty Ltd to Southcorp Wines Pty Ltd under the terms of a sale agreement made contemporaneously with this Deed (the Share Sale Agreement).

B Southcorp has agreed to issue 94,319,589 shares to Reline Investments, a wholly owned subsidiary of Reline, at the request of Reline and Southcorp Wines Pty Ltd, as part of the consideration for the sale described in Recital A, and to appoint directors nominated by Reline, on the terms set out in this Shareholders Deed.

THIS DEED WITNESSES that

1. Definitions and Interpretation

1.1 Definitions

The terms in the Share Sale Agreement have the same meaning when used in this Deed and the following definitions also apply, unless the context requires otherwise.

Affiliates means any Related Corporation of Reline, any other Associate of Reline or Reline Investments for the purposes of the Corporations Law, any member of the Oatley Family, and any Associate of any member of the Oatley Family, which may include trustees of trusts of which a member of the Oatley Family is a beneficiary.

Board means the Directors of the Company or those of them who are present at a meeting of the Directors at which there is a quorum.

Commencement Date means the day after the date on which all the conditions precedent in clause 2.1 have been satisfied or waived.

Company means Southcorp Limited.

Confidential Information means all information of Reline, Reline Investments or the Company (the ***Relevant Party***) which is regarded by the Relevant Party as confidential to it, including information relating to technology, processes, products, specifications, inventions or designs used or developed by the Relevant Party, trade secrets and know-how and information of a commercially sensitive nature. Confidential Information does not include information which:

(a) at the time of the first disclosure to or observation by the other party, was already in the lawful possession of that party;

(b) is in or comes into the public domain otherwise than by disclosure in breach of this Agreement; or

(c) becomes available to the other party from any other source provided it was not acquired directly or indirectly from the Relevant Party.

Director means a person appointed to the office of Director of the Company and includes any alternate Director duly appointed and acting as a Director.

Dispose in relation to a person and any property means to sell, transfer, assign, create a Security Interest (except a Security Interest granted to an Australian ADI or a subsidiary of an Australia ADI (as defined in the Corporations Law) or a similarly regulated foreign financial institution which shall be permitted) over, declare oneself a trustee of or part with the benefit of or otherwise dispose of that property (or any interest in it or any part of it) whether done before, on or after the person obtains any interest in the property including, without limitation, in relation to a Share, to enter into a transaction in relation to the Share (or any interest in the Share) which results in a person other than the registered holder of the Share:

(a) acquiring or having any equitable or beneficial interest in the Share, including, without limitation, an equitable interest arising under a declaration of trust, an agreement for sale and purchase or an option agreement or an agreement creating a charge or other Security Interest over the Share; or

(b) acquiring or having any right to receive directly or indirectly any dividends or other distribution or proceeds of disposal payable in respect of the Share or any right to receive an amount calculated by reference to any of them; or

(c) acquiring or having any rights of pre-emption, first refusal or other direct or indirect control over the disposal of the Share; or

(d) acquiring or having any rights of direct or indirect control over the exercise of any voting rights or rights to appoint Directors attaching to the Share; or

(e) otherwise acquiring or having legal or equitable rights against the registered holder of the Share (or against a person who directly or indirectly controls the affairs of the registered holder of the Shares) which have the effect of placing the other person in substantially the

same position as if the person had acquired a legal or equitable interest in the Share itself,

but excludes a transaction permitted by this Deed.

Institutional Investor means a body corporate whose primary functions are to pool the funds of persons to whom the body corporate owes a fiduciary duty (or a contractual duty under a life insurance policy) and invest the funds of any of the following:

(a) a registered managed investment scheme; or

(b) a regulated superannuation fund, approved deposit fund, pooled superannuation trust or public sector superannuation scheme (within the meaning of the Superannuation Industry (Superannuation) Act 1993); or

(c) a statutory fund of a registered life insurance company (within the meaning of the Life Insurance Act 1995); or

(d) a similarly regulated scheme or fund established outside Australia.

Oatley Family means each of Mr Robert Ian Oatley, Ms Valerie Mary Oatley, Mr Andrew Geoffrey Oatley, Mr Ian Ralph Oatley, Ms Rosalind Joan Oatley and Mr Keith Murray Lambert and any of their spouses, children or grandchildren.

Party means each of Reline, Reline Investments and the Company.

Related Corporation has the meaning given to Related Body Corporate in the Corporations Law, but on the basis that Subsidiary has the meaning given in this Agreement and that body corporate includes any entity and a trust.

Security means security convertible to, or exercisable to acquire, Shares, except options over unissued Shares.

Security Interest means an interest or power:

(a) reserved in or over any interest in any asset including, without limitation, any retention of title; or

(b) created or otherwise arising in or over any interest in any asset under a bill of sale, mortgage, charge, lien, pledge, trust or power by way of security for the payment of debt or any other monetary obligation or the enforcement of any other obligation and whether or not existing or agreed to be granted or created.

Share means an ordinary voting share in the capital of the Company and where the context permits includes any other security issued or granted by the Company.

Subsidiary has the meaning given in the Corporations Law but so that:

(a) an entity will also be deemed to be a Subsidiary of a company if it is controlled by that company (expressions used in this paragraph have the meanings given for the purposes of section 50AA of the Corporations Law);

(b) a trust may be a Subsidiary, for the purposes of which a unit or other beneficial interest will be regarded as a share; and

(c) a corporation or trust may be a Subsidiary of a trust if it would have been a Subsidiary if that trust were a corporation.

1.2 Interpretation

Headings are for convenience only and do not affect interpretation. The following rules apply unless the context requires otherwise.

(a) The ***singular*** includes the plural and conversely.

(b) A ***gender*** includes all genders.

(c) If a ***word*** or ***phrase*** is defined, its other grammatical forms have a corresponding meaning.

(d) A reference to a ***person***, corporation, trust, partnership, unincorporated body or other entity includes any of them.

(e) A reference to a ***clause*** or ***schedule*** is a reference to a clause of or a schedule to this Agreement.

(f) A reference to any ***agreement*** or ***document*** (including, without limitation, a reference to this Deed) is to the agreement or document as amended, varied, supplemented, novated or replaced, except to the extent prohibited by this Deed or that other agreement or document.

(g) A reference to any ***party*** to this Deed or another agreement or document includes the party's successors, permitted substitutes and assigns (and, where applicable, the party's legal personal representatives).

(h) A reference to ***legislation*** or to a provision of legislation includes a modification or re-enactment of it, a legislative provision substituted for it and a regulation or statutory instrument issued under it.

(i) A reference to ***conduct*** includes, without limitation, an omission, statement and undertaking, whether or not in writing.

(j) A reference to an ***agreement*** includes any undertaking, deed, agreement and legally enforceable arrangement whether or not in writing and a reference to a document includes an agreement (as so defined) in writing and any certificate, notice, instrument and document of any kind.

(k) A reference to ***writing*** includes a facsimile transmission and any means of reproducing words in a tangible and permanently visible form.

(l) Words and expressions having a particular meaning in the Corporations Law have that meaning in this Deed.

(m) A reference to ***dollars*** and ***$*** is to Australian currency.

(n) Accounting and financial terms have the meanings commonly given to them in accordance with accounting principles generally accepted in Australia.

2. Conditions Precedent

2.1 Deed is conditional

The obligations of the parties under this Deed (other than this clause and clauses 6, 7 and 9), are subject to Completion under the Share Sale Agreement.

2.2 Termination on failure of conditions

If any of the conditions precedent in clause 2.1 are not satisfied on or before 28 February 2001, or any other date agreed between Reline and Southcorp then Reline or Southcorp may, by seven days written notice, terminate this Deed.

2.3 Consequences of termination

On termination under clause 2.2, this Deed (except clauses 6 and 7) will be deemed to be rescinded from the start and of no further effect and no party will have any further obligation to any other party

3. Directors

3.1 Initial Appointments

Before the Commencement Date the Company will resolve to appoint 2 persons nominated by Reline to be directors of the Company on and from the Commencement Date. In addition, the Company will permit Mr R.I. Oatley to attend all meetings of the Board as an observer, until the next annual general meeting of the Company, and thereafter until the third anniversary of the Commencement Date for any time during that period in which he is not a director of the Company. Mr R.I. Oatley will also be a consultant and adviser to the Board during that period.

3.2 Next Annual General Meeting

At the next annual general meeting of the Company, expected to be held in October 2001, the following resolutions will be put:

(a) a resolution under Article 101 of the Company's constitution to increase the maximum number of directors of the Company to 12;

(b) resolutions to reappoint each of the persons nominated by Reline under clause 3.1 as directors of the Company; and

(c) a special resolution to appoint Mr R.I. Oatley as a director of the Company.

3.3 Deputy Chairman

The Company will appoint Mr R.I. Oatley, or another person nominated by Reline and elected as a director of the Company at the next Annual General Meeting, as Deputy Chairman of the Board.

4. Shareholdings

4.1 Issuer sponsored sub-register

(a) Reline will direct, and will use its best endeavours to procure that each Affiliate directs, that all Shares and Securities in which Reline, Reline Investments, and/or any Affiliate has a legal or beneficial interest, or a relevant interest, are registered on the Company's issuer sponsored sub-register.

(b) Subject to clause 4.4, Reline or Reline Investments will be and remain the registered holder and the legal and beneficial owner of not less than 72,311,685 Shares, or such greater number of Shares representing exactly 10% of the issued ordinary Shares of the Company from time to time (rounded up to the next whole Share), until the third anniversary of the Commencement Date.

4.2 Acquisition and Disposal of Shares

Subject to clause 4.4:

(a) Reline and Reline Investments shall not Dispose of the Shares the subject of the restriction described in clause 4.1(b) before the third anniversary of the Commencement Date.

(b) Each of Reline and Reline Investments shall not, and shall use its best endeavours to procure that its Affiliates do not acquire Shares and Securities such that the aggregate number of Shares in which Reline and its Affiliates hold relevant interests is equal to or greater than 20% of the issued ordinary Shares in the capital of the Company from time to time, until the second anniversary of the Commencement Date.

(c) If the aggregate number of Shares in which Reline and its Affiliates hold relevant interests is equal to or greater than 20% of the issued ordinary Shares in the capital of the Company from time to time, Reline or Reline Investments will Dispose on an orderly basis of its entire right, title and interest in that number of Shares sufficient to reduce the aggregate number of shares in which Reline and its Affiliates hold a relevant interest to less than 20% of the issued ordinary Shares in the capital of the Company.

4.3 Remedies

If Reline or Reline Investments contravenes any provision of this clause 4, the Company may take any action lawfully available to it to remedy that contravention including:

(a) refusing to register any transfer of Shares; and

(b) Disposing of Shares exercising the power of attorney granted pursuant to clause 5, not earlier than 1 month after Reline or Reline Investments first becomes aware of the contravention.

4.4 Exceptions

The provisions of clause 4.2 will cease to apply, and the restriction described in clause 4.1(b) will cease, if:

(a) a takeover bid is made by a person other than Reline or an Affiliate for all of the issued Shares in the capital of the Company which is or becomes unconditional;

(b) a person (other than an Institutional Investor, or an Affiliate) holds voting power in Southcorp exceeding 10%;

(c) a court makes all orders necessary for the transfer or cancellation of a majority of the issued Shares pursuant to a Scheme of Arrangement under the Corporations Law;

(d) all persons nominated by Reline to be directors of the Company cease to be directors, other than by retirement, voluntary resignation, disability or death or as a consequence of an unlawful act; or

(e) the Board consents.

The provisions of clauses 4.2(b) and 4.2(c) will not prevent an acquisition of Shares by Reline, Reline Investments, or any Affiliate by :

(f) making a take over bid for all of the issued Shares with an irrevocable minimum acceptance condition of acceptances resulting in more than 50% voting power in the Company, if a third party who is not an Affiliate has announced a takeover bid for all of the issued Shares;

(g) a subscription for Shares under a dividend reinvestment plan;

(h) an issue pursuant to a pro rata offer of Shares to shareholders of the Company; or

(i) an acquisition approved by the Board,

or the continued holding of Shares that come to represent 20% or more of the issued ordinary Shares as a direct consequence of any form of capital reduction (including a buy-back) undertaken by the Company.

The provisions of clause 4.1(b) and 4.2(a) will not prevent a Disposal of Shares by Reline, Reline Investments, or any Affiliate to a person (other than Reline or an Affiliate) who has announced a takeover bid for all of the issued Shares if another party (other than Reline or an Affiliate) has also announced a takeover bid for all of the issued Shares.

5. Power of Attorney

(a) Reline and Reline Investments (each an "Appointor") each appoint the Company as its attorney and authorises the Company to Dispose

of Shares held by the Appointor to the extent necessary to remedy any breach by Reline or Reline Investments of the provisions of clause 4 of this Deed and to execute under hand or seal and to deliver any document, and to do any thing in the opinion of the Company necessary, advisable or incidental, to effect the Disposal of Shares accordingly.

(b) The Company may do so in the name of the Appointor or in the name of the Company and as an act of the Appointor.

(c) Each Appointor agrees to ratify and confirm whatever the Company does as its attorney under this Deed.

(d) The Company may appoint a sub-attorney.

(e) The Company may execute a document on behalf of the Appointor notwithstanding that it contains the power of attorney or other delegation.

(f) The Company may execute any document or do any thing (and that document or thing will be valid) notwithstanding that the Company is in any way interested in that document or thing or in any way interested in or connected with any person who is a party to or in any way connected with or otherwise interested in that document or thing.

6. Confidentiality

6.1 Confidential information not to be disclosed

Each Party (a ***Disclosing Party***) undertakes that it will not:

(a) use Confidential Information of any other Party;

(b) disclose that information to any person;

(c) allow or make it possible for any person to observe that information;

(d) disclose the terms of this Deed to any person who is not a Party to it,

except:

(e) for the purpose for which the Confidential Information was given to the Disclosing Party;

(i) with the prior approval of the Party whose Confidential Information it is; or

(ii) as permitted by this clause.

6.2 Permitted disclosure

Subject to clause 6.3, a Disclosing Party may disclose Confidential Information of another Party:

(a) **(Related Corporation)** to any Related Corporation of the Disclosing Party if necessary for the reporting purposes within the relevant group of companies;

(b) **(employees)** to employees, officers and agents of the Disclosing Party whose duties in relation to the Disclosing Party require the disclosure;

(c) **(professional advisers)** to professional advisers (including legal advisers) and consultants of the Disclosing Party whose duties in relation to the Disclosing Party require the disclosure; and

(d) **(compulsory disclosure)** if and to the extent required, under any legal requirement or under the rules or regulations of any recognised stock exchange which are applicable to the Disclosing Party or its Related Corporation.

6.3 Conditions to disclosure

(a) Any disclosure under clauses 6.2(a), (b) and (c) may only be made if the person to whom disclosure is to be made first agrees with the Disclosing Party in a form enforceable by the Party whose Confidential Information is to be disclosed that the information concerned will not be disclosed to any other person for any purpose.

(b) Notwithstanding any other provision of this Deed, no Confidential Information may be communicated to any competitor of the Company.

7. Representations and Warranties

Mutual representations and warranties

Each Party represents and warrants to each other Party that (except as expressly disclosed in this Deed or consented to by the other Party) each of the following statements is true and correct and will be true and correct at the Commencement Date.

(a) **(status)** It is a corporation duly incorporated and validly existing under the laws of the place of its incorporation.

(b) **(power)** It has the power to enter into and perform its obligations under this Deed, to carry out the transactions contemplated by this Deed and to carry on its business as now conducted or contemplated.

(c) **(corporate authorisations)** It has taken all necessary corporate action and (where applicable) action under any trust to authorise the entry into and performance of this Deed and to carry out the transactions contemplated by this Deed.

(d) (documents binding) This Deed is its valid and binding obligation enforceable in accordance with its terms, subject to any necessary stamping and registration.

(e) (transactions permitted) The execution and performance by it of this Deed and each transaction contemplated under this Deed did not and will not violate in any respect a provision of:

(i) a law or treaty or a judgment, ruling, order or decree of a government or governmental authority or agency binding on it; or

(ii) its constitution or other constituent documents; or

(iii) any trust deed; or

(iv) any other document or agreement which is binding on it or its assets.

8. Notices

Any notice given under this Deed:

(a) must be in writing addressed to the intended recipient at the email or street address shown below or the address last notified by the intended recipient to the sender:

Reline and Reline Investments

18 Herbert St
Artarmon NSW 2064

Attention: The Company Secretary

Email:

Fax: (02) 9902 2199

Southcorp

Level 23
91 King William Street
Adelaide SA 5000

Attention: The Company Secretary

Email: john.morton@southcorp.com.au

Fax: (08) 8231 3308

(b) must be signed by a person duly authorised by the sender,

(c) will be taken to have been given when delivered, received or left at the above address. If delivery or receipt occurs on a day when business is not generally carried on in the place to which the notice is sent, or is later than 4pm (local time), it will be taken to have been

duly given at the commencement of business on the next day when business is generally carried on in that place.

9. Further Assurances

Each party shall take all steps, execute all documents and do everything reasonably required by any other party to give effect to any of the transactions contemplated by this Deed.

10. Miscellaneous

10.1 Entire Agreement

This Deed contains the entire agreement of the parties with respect to its subject matter. It sets out the only conduct relied on by the parties and supersedes all earlier conduct by the parties with respect to its subject matter.

This Deed prevails over the provisions of the Share Sale Agreement to the extent of any inconsistency.

10.2 Amendment

This Deed may be amended only by another deed executed by all parties who may be affected by the amendment.

10.3 No Waiver

No failure to exercise and no delay in exercising any right, power or remedy under this Deed will operate as a waiver. Nor will any single or partial exercise of any right, power or remedy preclude any other or further exercise of that or any other right, power or remedy.

10.4 Remedies Cumulative

The rights, powers and remedies provided to a party in this Deed are in addition to, and do not exclude or limit, any right, power or remedy provided by law or equity or any agreement.

10.5 No Merger

The rights and obligations of the parties will not merge on the completion of any transaction contemplated by this Deed. They will survive the execution and delivery of any assignment or other document entered into for the purpose of implementing any such transaction.

10.6 Severance

Any provision of this Deed which is prohibited or unenforceable in any jurisdiction will be ineffective in that jurisdiction to the extent of the prohibition or unenforceability. That will not invalidate the remaining provisions of this Deed nor affect the validity or enforceability of that provision in any other jurisdiction.

10.7 Survival of Representations and Warranties

All representations and warranties in this Deed will survive the execution and delivery of this Deed and the completion of transactions contemplated by it.

10.8 Costs and Stamp Duty

Each Shareholder shall bear its own costs arising out of the negotiation, preparation and execution of this Deed. Subject to any provision to the contrary in this Deed, all stamp duty which may be payable on this Deed, any instrument executed under this Deed other than any share transfer, and in respect of a transaction evidenced by this Deed shall be borne by the Company.

10.9 Governing Law

This Deed is governed by the laws of South Australia.

10.10 Jurisdiction

With respect to any legal action or proceedings which may be brought with respect to this Deed or any transaction contemplated by this Deed (each, a ***Relevant Action***), each party irrevocably:

(a) submits to and accepts, for itself and in respect of its assets, generally and unconditionally the non-exclusive jurisdiction of courts exercising jurisdiction in South Australia in connection with matters concerning this Deed ; and

(b) waives any objection it may have now or in the future to the venue and any claim it may have now or in the future that the Relevant Action has been brought in an inconvenient forum.

EXECUTED AS A DEED in Sydney

Each attorney executing this Deed states that he has no notice of revocation or suspension of his power of attorney

SIGNED as a Deed
for and on behalf of
RELINE PTY LTD
by duly authorised officers





Office: DIRECTOR

ANDREW G OATLEY
Name:

Office: DIRECTORS
ROBERT I OATLEY
ROSALIND V OATLEY
Name: IAN R OATLEY

SIGNED as a Deed)
for and on behalf of)
RELINE INVESTMENTS PTY LTD)
by duly authorised officers)

Office: Office:

Name: Name:

SIGNED as a Deed)
for and on behalf of)
SOUTHCORP LIMITED)
by its duly authorised attorney)
in the presence of:)

Witness Attorney

Name Name